UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file Number 0-13818
POPULAR, INC. PUERTO RICO SAVINGS AND INVESTMENT PLAN
(Full title of the Plan and address of the Plan, if different from that of the issuer named below)
POPULAR, INC.

209 MUNOZ RIVERA AVENUE

HATO REY, PUERTO RICO 00918

(Name of issuer of the securities held pursuant to the plan and the address of principal executive office)

Popular, Inc. Puerto Rico
Savings and Investment Plan
(formerly, Popular, Inc. Retirement Savings Plan for
Puerto Rico Subsidiaries)
Financial Statements and Supplemental Schedule
December 31, 2006 and 2005

Popular, Inc. Puerto Rico Savings and Investment Plan
(formerly, Popular, Inc. Retirement Savings Plan for Puerto Rico Subsidiaries)
Financial Statements and Supplemental Schedule
Index

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Assets Available for Benefits as of December 31, 2006 and 2005	2

Statement of Changes in Assets Available for Benefits for the year ended December 31, 2006	3

Notes to Financial Statements	4 – 12

Supplemental Schedule

Exhibit I — Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2006	13

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
Popular, Inc. Puerto Rico Savings and Investment Plan
In our opinion, the accompanying statements of assets available for benefits and the related statements of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of the Popular Inc. Puerto Rico Savings and Investment Plan (formerly, Popular, Inc. Retirement Savings Plan for Puerto Rico Subsidiaries) (the “Plan”) at December 31, 2006 and 2005, and the changes in assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As discussed in Note 1 to the financial statements, certain assets were transferred to the Plan by affiliated plans during 2006.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
San Juan, Puerto Rico
June 28, 2007

Popular, Inc. Puerto Rico Savings and Investment Plan
(formerly, Popular, Inc. Retirement Savings Plan for Puerto Rico Subsidiaries)
Statements of Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
Assets
Investments
Investments, at fair value	$293,342,728	$104,944,479
Allocated share of Master Trust net assets	73,303,728	—
Participant loans	2,914,421	—

Total Investments	369,560,877	104,944,479

Receivables
Employer contributions	402,351	209,841
Participant contributions	600,679	166,233
Profit sharing contributions	5,495,571	4,090,517
Accrued interest and dividends	2,028,784	434,252

Total receivables	8,527,385	4,900,843

Assets available for benefits	$378,088,262	$109,845,322

The accompanying notes are an integral part of these financial statements

Popular, Inc. Puerto Rico Savings and Investment Plan
(formerly, Popular, Inc. Retirement Savings Plan for Puerto Rico Subsidiaries)
Statement of Changes in Assets Available for Benefits
For the Year Ended December 31, 2006

Additions to assets attributed to
Investment income
Net depreciation in fair value of investments	$(14,643,661)
Allocated share of Master Trust investment activities	8,699,277
Interest and dividends	8,333,411

Total investment income	$2,389,027

Contributions
Employer	11,155,026
Participants	10,588,166
Rollovers from other qualified plans	136,807

Total contributions	21,879,999

Total additions	$24,269,026

Deductions from assets attributed to
Benefits and withdrawals paid to participants, including rollover distributions	30,323,515

Net decrease prior to transfer from affiliated plans	(6,054,489)
Transfer of assets from affiliated plans	274,297,429

Net increase	268,242,940
Assets available for benefits
Beginning of year	109,845,322

End of year	$378,088,262

The accompanying notes are an integral part of these financial statements

Popular, Inc. Puerto Rico Savings and Investment Plan
(formerly, Popular, Inc. Retirement Savings Plan for Puerto Rico Subsidiaries)
Notes to Financial Statements
December 31, 2006 and 2005
1.	Description of Plan

The following description of the Popular, Inc. Puerto Rico Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of its provisions.

Plan Description

The Plan is sponsored by Popular, Inc. (the “Corporation”). The Plan is a defined contribution plan covering substantially all employees of Popular, Inc. and its affiliates (“the Companies”), who have one month of service, are at least eighteen years old and are residents of the Commonwealth of Puerto Rico. The Plan was created for the purpose of providing retirement benefits to employees and to encourage and assist them in adopting a regular savings plan that qualifies under the applicable laws of the Commonwealth of Puerto Rico. The Plan provides the participants the ability to acquire investments in mutual funds and also gives them opportunity to purchase common stock of Popular, Inc. (holding company of the Companies). The Plan is subject to the provisions of Employee Retirement Income Security Act of 1974 (“ERISA”).

In 2006, the Corporation implemented certain changes to its retirement program for its Puerto Rico employees. One of the changes was to combine all Puerto Rico employees under a single defined contribution plan, the Popular, Inc. Puerto Rico Savings and Investment Plan. The main changes during 2006 to accomplish this were as follows:

1.	January 1, 2006: Banco Popular de Puerto Rico froze the accrual of benefits in the Banco Popular de Puerto Rico Profit Sharing Plan.

2.	April 1, 2006: The Banco Popular de Puerto Rico Profit Sharing Plan was merged into the Banco Popular de Puerto Rico Savings and Investment Plan (BPPR Savings Plan).

3.
July 1, 2006: The BPPR Savings Plan was frozen and subsequently merged into the Plan. All assets of the BPPR Savings Plan as of July 1, 2006 were transferred to the Plan at fair value. All active participants in the BPPR Savings Plan became participants in the Plan on this date.

Plan Amendments

Participant Loans

On July 26th 2006, the Board of Director of the Corporation approved to amend the Plan in order to allow active employees of the Corporation or its affiliates, who were participants of the Plan, to obtain a one-time loan from the Plan secured by their account balances. This one-time loan was allowed to provide for participants’ payment of the special 5% prepaid tax on their Plan’s account balance as well as their Banco Popular de Puerto Rico (“BPPR”) Retirement Plan accrued benefits, as permitted by Act 87 of May 13, 2006.

Participant Withdrawals

On October 18th 2006, the Board of Directors of the Corporation approved to amend the Plan in order to allow active employees of the Corporation or its affiliates, who were participants of the Plan, to perform an in-service withdrawal from the Plan for the payment of the special 5% prepaid tax on their Plan account balance as provided by the Act 87 of May 13, 2006.

Popular, Inc. Puerto Rico Savings and Investment Plan
(formerly, Popular, Inc. Retirement Savings Plan for Puerto Rico Subsidiaries)
Notes to Financial Statements
December 31, 2006 and 2005

On December 13th 2006, the Board of Directors of the Corporation approved to amend the Plan in order to allow active employees of the Corporation or its affiliates, who were participants of the Plan, to perform an in-service withdrawal of employer profit sharing and matching contributions held in the Plan for at least 2 years in order to prepay the special 5% tax imposed by Act 87 of May 13, 2006, Act 117 of July 4, 2006, and Act 250 of November 29, 2006 on:

▪	the vested accrued benefits under the BPPR Retirement Plan

▪	the accumulated gain of stock options issued by Popular, Inc., and

▪	the accrued benefits under any nonqualified deferred compensation plan sponsored by the Corporation or any subsidiary thereof.
Master Trust

Effective February 28, 2006 Banco Popular de Puerto Rico (the “Bank”) merged the Banco Popular de Puerto Rico Defined Benefit Master Trust with the Banco Popular de Puerto Rico Defined Contribution Master Trust and entered into the Banco Popular de Puerto Rico Balance Fund Master Trust (the “Master Trust”) to serve as a funding vehicle for certain commingled assets of the Popular, Inc. Puerto Rico Savings and Investment Plan and the Banco Popular de Puerto Rico Retirement Plan (BPPR Retirement Plan). Accordingly, certain assets of the Plan are maintained, for investment purposes only, on a commingled basis with the assets of the BPPR Retirement Plan in a Master Trust. Neither plan has any interest in the specific assets of the Master Trust, but maintain beneficial interests in such assets. The portion of assets, net earnings, gains and/or losses and administrative expenses allocable to each plan is based upon the relationship of the Plan’s beneficial interest in the Master Trust to the total beneficial interest of all plans in the Master Trust.

Contributions

Plan participants may authorize the Companies to make pre-tax and after-tax payroll deductions ranging from 1% to 10% of their monthly compensation, as defined. At no time may participant’s pre-tax contributions exceed the lesser of 10% of the participant’s annual compensation, as defined, or the legal limit ($8,000 for 2006 and 2005). Employees hired after January 1, 2006 are automatically enrolled in the Plan at the pre-tax contribution rate of 2% of annual compensation and may change their contribution rate at any time.

The Companies provide matching contributions in accordance with participant’s pre-tax contributions, as follows:

Banco Popular de Puerto Rico and Popular, Inc.

The Companies will match up to 100% of the first 3% of total cash compensation contributed on a pre-tax basis, plus 50% of the next 2% contributed pre-tax. If pre-tax contributions exceed the legal limit, the excess pre-tax contributions are recharacterized as “after-tax” and are eligible for company match up to the maximum possible match of 4% of compensation.

Popular Securities, Inc.

The Company will match up to 50% of the first 10% of total cash compensation contributed on a pre-tax basis up to the legal limit.

Popular, Inc. Puerto Rico Savings and Investment Plan
(formerly, Popular, Inc. Retirement Savings Plan for Puerto Rico Subsidiaries)
Notes to Financial Statements
December 31, 2006 and 2005
Popular Mortgage, Inc.; Popular Insurance, Inc.; Popular Auto, Inc.; Popular Finance, Inc.; EVERTEC, Inc.

The Companies will match up to 50% of the first 8% of total cash compensation contributed on a pre-tax basis up to the legal limit.

The Company match is made regardless of where the participant invests his voluntary contributions and is made in the form of Popular, Inc. stock. The participant may transfer the Company match to other investment funds without restriction.

In addition, each Company may make other discretionary contributions to its own employees out of its net profits in such amounts as each subsidiary’s Board of Directors may determine.

Additional Contributions

The Plan failed the discrimination test for the year ended December 31, 2006. Additional contributions amounting to $92,685 are recorded as employer receivable and as employer contributions in the accompanying financial statement for the year 2006. The Plan deposited 2006 additional contributions during 2007.

Participant Accounts

Each participant account is credited with its contribution and allocation of (a) its own Company matching and profit sharing contribution and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Companies’ matching and discretionary contributions plus actual earnings thereon is based on years of service. The Companies’ contributions and actual earnings thereon vest in accordance with the following schedule:

Years of Service	Vesting %
Less than 1	0
At least 1	20
At least 2	40
At least 3	60
At least 4	80
5 or More	100
Payment of Benefits

Plan participants are permitted to make withdrawals from the Plan from after-tax contributions, subject to provisions in the Plan agreement. If a participant suffers financial hardship, as defined in the Plan agreement, the participant may request a withdrawal from his pre-tax contributions. Upon termination of service due to disability, retirement or other reasons, a participant may elect to receive either a lump sum distribution in cash, shares of Popular, Inc. common stock, if applicable, or a combination of both. In the case of participant termination because of death, the entire vested amount is paid to the person or persons legally entitled thereto.

Popular, Inc. Puerto Rico Savings and Investment Plan
(formerly, Popular, Inc. Retirement Savings Plan for Puerto Rico Subsidiaries)
Notes to Financial Statements
December 31, 2006 and 2005
Plan Expenses and Administration

The Plan is administered by the Popular, Inc. Puerto Rico Benefits Committee which, in turn, may delegate certain administrative functions to other committees and/or officers of the Corporation. The named fiduciary for purposes of investment-related matters is the Popular, Inc. Corporate Investment Committee.

Contributions are held and managed by the Bank as trustee and recordkeeper of the Plan. Expenses of the Plan are borne by the Companies.

Forfeited Accounts

Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Companies contributions or, at the Companies’ discretion redistributed among participants after a five (5) year severance period. During the severance period, if the terminated participant is reemployed by the Companies, the dollar value at the date of reemployment of such forfeited amounts shall be restored to the participant’s account if the reemployed participant repays to the Plan an amount equal to the dollar amount of his/her vested balance distributed upon termination.

The Company used forfeitures amounting to $67,034 and $56,853 to reduce its profit sharing contribution in 2006 and 2005, respectively.

Nonparticipant Directed Investments

Shares of common stock of Popular, Inc transferred by employees of BPPR from BPPR Savings Plan and Investment Plan may be invested in any of the investment funds available under the Plan at the earlier of (1) one hundred percent (100%) at age 50 and 10 years of service or (ii) twenty-five percent (25%) per year, commencing on April 1, 2006.

2.	Summary of Significant Accounting Policies

The more significant accounting policies followed by the Plan in the preparation of the financial statements are summarized below:

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. A description of the most significant accounting policies follows.

Popular, Inc. Puerto Rico Savings and Investment Plan
(formerly, Popular, Inc. Retirement Savings Plan for Puerto Rico Subsidiaries)
Notes to Financial Statements
December 31, 2006 and 2005
Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Plan investments are presented at fair value. Shares of registered investment companies are presented at quoted market prices which represent the net asset value at the reporting date. Popular, Inc.’s common stock is valued at quoted market price. The plan presents in the statement of changes in assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on them. Participant loans are valued at their outstanding balances, which approximates fair value. Purchases and sales of securities are recorded on the trade date basis. Dividends are recorded on the ex-dividend date and interest is recorded under the accrual basis and credited to each participant’s account, as defined.

The Plan’s investment in the Master Trust is stated at fair value. Fair value is based on the net value of the Master Trust assets which are valued based on current quoted market prices or, when quoted market prices are not available, estimated fair values obtained from brokerage firms. Interest-bearing deposit accounts and certificates of deposit are valued at carrying value; which is considered a reasonable estimate of fair value. Purchases and sales of securities are recorded on the trade date basis.

The Plan presents in the statement of changes in assets available for benefits the net appreciation (depreciation) of its investment in the Master Trust which includes the realized gains or (losses) and the unrealized appreciation (depreciation) on the Master Trust’s assets.

Contributions

Employee and employer contributions are recorded in the plan year in which the Companies make the payroll deductions.

Transfer of Assets to Other Plans

Terminated employees and retirees may elect to transfer their savings to other plans qualified by the Puerto Rico Department of the Treasury.

Payment of Benefits

Benefits are recorded when paid.

New Accounting Pronouncement

SFAS No. 157 “Fair Value Measurements” issued in September 2006, defines fair value, establishes a framework of measuring fair value and requires enhanced disclosures about fair value measurements. SFAS No. 157 requires companies to disclose the fair value of its financial instruments according to a fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets carried at fair value will be classified and disclosed in one of the three categories in accordance with the hierarchy. The three levels of the fair value hierarchy are: (1) quoted market prices for identical assets or liabilities in active markets; (2) observable market-based inputs or unobservable inputs that are corroborated by market data; and (3) unobservable inputs that are not corroborated by market data. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Plan will adopt the provisions of SFAS No. 157 in 2008. The Plan is evaluating the impact that this accounting pronouncement may have in its financial statements and disclosures.

Popular, Inc. Puerto Rico Savings and Investment Plan
(formerly, Popular, Inc. Retirement Savings Plan for Puerto Rico Subsidiaries)
Notes to Financial Statements
December 31, 2006 and 2005
3.	Plan Investments

The following table presents the Plan’s investments that represent five percent or more of the Plan’s assets at December 31:

	2006		2005
	# of shares	Value	# of shares	Value
Mutual Funds
Master Trust	444,273	$73,303,728	*	*
Pimco Total Return Fund	**	**	544,273	$5,714,869
Federated Government Obligations Fund	23,235,654	$23,235,654	21,171,687	$21,171,687
Common Stock
Popular, Inc.***	12,449,494	$223,468,422	2,728,971	$57,717,746

*	Investment option not available in the Plan at December 31, 2005

**	Investment does not exceed 5% or more of the Plan’s assets at December 31,2006

***	Non-participant directed portion of $72,770,796
During 2006, the Plan’s investments (including gains and losses on investments bought and sold) depreciated in value as follows:

Common stock	$(19,195,132)
Mutual funds	4,551,471

$(14,643,661)

4.	Non-Participant Directed Investments

Information about the significant components of the changes in assets relating to non-participant directed investments for the year ended December 31, 2006 is as follows:

Net Assets:
Popular, Inc. — Common Stock	$72,770,796

Changes in Net Assets:
Transfer from Banco Popular de Puerto Rico
Savings and Investment Plan	$76,930,036
Contributions	4,696,108
Net depreciation	(4,962,023)
Benefits paid to participants	(3,579,771)
Transfer to Participant-directed investments	(313,554)

$72,770,796

5.	Plan Termination

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, the interest of each participant in the Plan shall be fully vested and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

Popular, Inc. Puerto Rico Savings and Investment Plan
(formerly, Popular, Inc. Retirement Savings Plan for Puerto Rico Subsidiaries)
Notes to Financial Statements
December 31, 2006 and 2005
6.	Profit Sharing Contribution Receivable

The Board of Directors of the Companies approved profit sharing contributions amounting to $5,562,605 and $4,121,018 in the aggregate based on their 2006 and 2005 subsidiaries profits, respectively. The Companies used forfeitures amounting to approximately $67,034 and $30,501 to reduce its profit sharing contributions in 2006 and 2005, respectively. Amounts receivable at December 31, 2006 and 2005 were subsequently collected in 2007 and 2006, respectively.

7.	Prohibited Transactions

During the year 2005, Popular, Inc. announced a special rights offering (the “ Rights Offering”) pursuant to which each holder of record of its common stock (“Popular Stock”) on November, 7, 2005 (the “ Record Date”) received one (1) nontransferable right for each twenty-six (26) shares of Popular Stock held (the “Rights”). In general, the Rights allowed shareholders of Popular, Inc. to acquire additional shares of Popular Stock at a discount from market value. The deadline for exercising the Rights was December 13, 2005.

Since the Plan was the holder of record of Popular Stock on the Record Date, the grant of a Right to the Plan was a grant of an “employer security” under Section 407(d)(l) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In addition, since the Rights were not “qualifying employer securities” under ERISA Section 407(d)(5), the grant of the Rights to the Plan would violate ERISA Section 406(a)(1)(E) and Section 407(a)(1) unless an exemption is issued.

The Plan was involved in the transaction because Popular, Inc. treated all holders of Popular Stock in a similar manner with respect to the Rights. In addition, as a holder of Popular Stock, the Plan was entitled to any rights available to the other holders of Popular Stock.

Popular, Inc. has filed a petition requesting that the United States Department of Labor (the “DOL”) issue a prohibited transaction individual exemption (the “Exemption Petition”) under the authority granted pursuant to Section 408(e) of ERISA which would apply to the Plan.

Management, based on the advice of their legal counsel, believes that the DOL will issue the prohibited transactions exceptions covering the Plan, as described in the Exemption Petition.

8.	Tax Status

The Plan obtained a favorable determination letter from the Department of Treasury of the Commonwealth of Puerto Rico. The letter dated January 29, 2002 indicates that the Plan is designed in accordance with the applicable income tax law and is, therefore, exempt from income taxes. The Plan has been amended since receiving the determination letter. The Plan Administrator, based on the Plan’s tax counsel’s advice, however, believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the income tax law. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

9.	Risks and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in these factors in the near term would materially affect the amounts reported in the statement of assets available for benefits and the statement of changes in assets available for benefits. Individual participant accounts bear the risk of loss resulting from fluctuations in fund values.

Popular, Inc. Puerto Rico Savings and Investment Plan
(formerly, Popular, Inc. Retirement Savings Plan for Puerto Rico Subsidiaries)
Notes to Financial Statements
December 31, 2006 and 2005
10.	Related Parties

At December 31, 2006, the Plan held common shares of Popular, Inc. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

As discussed in Note 1, effective July 1, 2006 the Banco Popular de Puerto Rico Savings and Investment Plan was merged into the Plan transferring assets amounting to $274,297,429. This transaction is reflected in the statement of changes in assets available for benefits as transfer of assets from an affiliated plan.

Banco Popular de Puerto Rico, one of the Companies covered by the Plan, is acting as Trustee and Recordkeeper for the Plan.

11.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of assets available for benefits per the financial statements at December 31, 2006 to Form 5500.

Assets available for benefits per the financial statements	$378,088,262
Less amounts allocated to withdrawing participants	(276,641)

Assets available for benefits per the Form 5500	$377,811,621

The following is a reconciliation of benefits paid to participants per the financial statements for the period ended December 31, 2006 to Form 5500:

Benefits paid to participants per the financial statements	$30,323,515
Add: Amounts allocated to withdrawing participants at December 31, 2006	276,641

Benefits paid to participants per Form 5500	$30,600,156

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2006, but not yet paid as of that date.

12.	Investment in Master Trust

A portion of the Plan’s investments are in the Master Trust which was established for the investment of assets of the Plan, as discussed on Note 1. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by Banco Popular de Puerto Rico (the “Trustee”). At December 31, 2006, the Plan’s interest in the net assets of the Master Trust was approximately 12.89%. Investment income and administrative expenses relating to the Master Trust are allocated to the Plan based on the net asset value assigned to the units allocated to the Plan.

Popular, Inc. Puerto Rico Savings and Investment Plan
(formerly, Popular, Inc. Retirement Savings Plan for Puerto Rico Subsidiaries)
Notes to Financial Statements
December 31, 2006 and 2005
Investments held in the Master Trust and as of December 31, 2006 are as follows:

United States Government and agencies’ obligations	$8,678,998
Corporate Bonds and debentures	36,464,759
Common stock	280,986,011
Index Fund — Equity	73,979,436
Index Fund — Fixed Income	47,685,461
Mortgage loans and collateralized mortgage obligations	87,889,477
Cash	10,925,141
Other investments	20,444,722
Accrued investment income	1,910,277

568,964,282

Less: Accrued Expenses	(445,882)

Net Assets in Master Trust	$568,518,400

Investment income (loss) in the Master Trust for the year ended December 31, is as follows:

Net appreciation (depreciation) in fair value of investments:
United States Government and agencies’ obligations	$260,500
Corporate Bonds and debentures	(182,927)
Common stock	41,967,920
Index Fund — Equity	13,722,640
Index Fund — Fixed Income	1,501,260
Mortgage loans and collateralized mortgage obligations	1,033
Other Investments	(897,894)
Interest and dividend income	13,251,469

Net appreciation in fair value of investments	69,624,001
Less: Investment expenses	1,701,267
Administrative expenses	471,650

Net investment income	$67,451,084

Popular, Inc. Puerto Rico Savings and Investment Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2006
Supplemental Schedule
Exhibit I

(a)	(b) Identity of Issue, Borrower,	(c) Description of		(e) Current
	Lessor or Similar Party	Investment	(d) Cost	Value
	Federated Government Obligation Fund	Mutual Fund 23,235,654 shares	***	$23,235,654
	American Amcap Fund	Mutual Fund 194,837 shares	***	3,910,392
	MFS Research International A Equity Fund	Mutual Fund 299,324 shares	***	5,753,015
	Van Kampen Common Stock Fund - A	Mutual Fund 411,310 shares	***	7,917,735
	Vanguard 500 Index Fund	Mutual Fund 39,583 shares	***	5,169,251
	ING Index Plux Midcap Fund	Mutual Fund 266,538 shares	***	4,611,114
	Royce Premier Fund	Mutual Fund 358,663 shares	***	6,333,992
	PIMCO Total Return	Mutual Fund 1,081,703 shares	***	11,228,080
*	BPPR Time Deposit Open Account	Time Deposit Variable	***	1,715,073
*	Popular, Inc.	Common stock 12,449,494 shares**	70,141,719	223,468,422
*	Participant loans	Participant loans with varying	**	2,914,421

		maturities ranging from 2007
		to 2017 and interest rate of 5%
				$296,257,149

*	Party in-interest

**	Includes non participant directed portion

***	Cost is not required for participant directed investments

SIGNATURE
Pursuant to the requirement of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

POPULAR, INC. PUERTO RICO SAVINGS & INVESTMENT PLAN (Registrant)
Date: June 28, 2007	By:	/s/ Tere Loubriel
Tere Loubriel
Authorized Representative